UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34633

L & L Energy, Inc., NASDAQ Stock Market LLC

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(Exact Name of Issuer as specified in this charter, and name of Exchange where security is listed and/or registered)

130 Andover Park East, Suite 200, Seattle WA 98188

Telephone: (206) 264-8065

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(Address. including zip code, and telephone number, including area code, of Issuers principal executive offices)

Common stock, $0.001 par value

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(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

             17 CFR240.12d2-2(a)(1)

             17 CFR240.12d2-2(a)(2)

             17 CFR240.12d2-2(a)(3)

             17 CFR 240.12d2-2(a)(4)

             Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒            Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 24(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, L & L Energy, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

               April 18, 2014                              /s/ Ian G. Robinson              Chief Financial Officer

_____________________          By __________________          _________________

                                                                                                                                                                                         Date                                                         Name                                            Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-I as applicable. See General Instructions.